UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mammatech Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

561508 20 1
(CUSIP Number)

Eric Stoppenhagen
c/o Mammatech Corporation
930 NW 8th Ave Gainesville, Florida 32601
(352) 375-0607
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent._

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561508 20 1

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eric Stoppenhagen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,286,188
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,286,188
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,286,188
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.22%
14		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 561508 20 1

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Verdad Telecom, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,286,188
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,286,188
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,286,188
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.22%
14		TYPE OF REPORTING PERSON (see Instructions) CO

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Mammatech Corporation, a Florida corporation (the “Company”), which has its principal executive offices at 930 NW 8th Ave Gainesville, Florida 32601.

Item 2. Identity and Background.

This statement is being filed jointly by Verdad Telecom, Inc., a Nevada corporation (“Verdad Telecom”), and Eric Stoppenhagen, a citizen of the United States. Verdad Telecom is a consulting firm. Eric Stoppenhagen is a consultant for, and is the sole director and officer of Verdad.

The principal address for Mr. Stoppenhagen and Verdad 1328 W. Balboa Blvd. Suite C, Newport Beach, CA 92661.

During the last five years, neither Mr. Stoppenhagen nor Verdad have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Share Purchase Agreement

On July 25, 2009, Verdad Telecom, Inc., a corporation organized under the laws of the Nevada, purchased an aggregate of 47,286,188 shares of Company common stock from the Company in exchange for aggregate consideration of $28,371.71.  The shares owned by Verdad Telecom were acquired using general working capital funds.  After the transaction, Verdad Telecom held a total of 47,286,188 shares of Company common stock directly.  Eric Stoppenhagen holds a 100% beneficial ownership interest in Verdad Telecom through direct ownership.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by Verdad Telecom is based on Verdad Telecom’s ownership of 47,286,188 shares of Common Stock of the Company, and assumes a total of 52,409,888 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended May31, 2010 plus the newly issued shares.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by Eric Stoppenhagen is based on his indirect ownership of 47,286,188 shares of Common Stock of the Company, and assumes a total of 52,409,888 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2009 plus the newly issued shares.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

All of the 47,286,188 shares of Common Stock of the Company beneficially owned by the Reporting Persons, and to which this Schedule 13D relates, are held as an investment.

The Reporting Persons are in the process of exploring a number of proposals which may result in the acquisition by a third party of additional securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a change in the present board of directors or management of the Company; a material change in the present capitalization or dividend policy of the Company; a material change in the Company's business or corporate structure; and/or a change in Company's charter, bylaws or instruments corresponding thereto.  Such proposals have not yet materialized.  Except as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of July 25, 2010, Verdad Telecom owned 47,286,188 shares of Common Stock of the Company.  Assuming a total of 52,409,888 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2010 plus the newly issued shares, Verdad Telecom’s ownership constitutes approximately 90.22% of the shares of the Company’s Common Stock issued and outstanding.

Eric Stoppenhagen beneficially owns 47,286,188 shares of Common Stock of the Company in so far as he is the sole stockholder of Verdad Telecom and has the power to vote and direct the disposition of such securities.  Assuming a total of 52,409,888 shares of Company Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2010 plus the newly issued shares, Mr. Stoppenhagen’s beneficial ownership constitutes 90.22% of the shares of the Company’s Common Stock issued and outstanding.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement.

2	Share Purchase Agreement dated July 9, 2010 and .
3	Amendment 1 to Share Purchase Agreement dated July 23, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Verdad Telecom, Inc., a Nevada corporation

Dated: July 28, 2010	/s/ Eric Stoppenhagen
By: Eric Stoppenhagen
Its: President

Eric Stoppenhagen, an individual

Dated: July 28, 2010	/s/ Eric Stoppenhagen

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement.

2	Share Purchase Agreement date July 9, 2010.
3	Amendment 1 to Share Purchase Agreement dated July 23, 2010

Exhibit 1
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Verdad Telecom, Inc.,
a Nevada corporation

Dated: July 28, 2010	/s/ Eric Stoppenhagen
By: Eric Stoppenhagen
Its: President

Eric Stoppenhagen, an individual

Dated: July 28, 2010	/s/ Eric Stoppenhagen